04024683

PT Multimedia

April 29, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

RECD S.E.C.
APR 2 9 2004
1086

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the quarter ended March 31, 2004.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

PT Multimedia

RELEASE

PT Multimedia Reports 2004 First Quarter Results

Lisbon, Portugal, April 29, 2004 – PT Multimedia (Euronext: PTMN.IN) announced today its unaudited results for the first quarter ending 31 March 2004.

Consolidated operating revenues amounted to Euro 176.4 million in the first quarter of 2004. EBITDA reached Euro 42.1 million, equivalent to a margin of 23.9%. EBITDA minus Capex reached Euro 32.2 million. Net income for the period amounted to Euro 15.7 million. Net debt was reduced by Euro 13.4 million from the end of 2003, reaching Euro 52.1 million at the end of the first quarter of 2004.

The Pay TV and Broadband Internet business was the main growth driver of PT Multimedia, underpinned by the expansion of its customer base and take-up of broadband Internet. Pay TV operating revenues increased by 14.7% y.o.y in the first quarter of 2004 to Euro117.4 million, representing 66.6% of PT Multimedia consolidated revenues. Pay TV and Broadband Internet EBITDA amounted to Euro 40.5 million, an increase of 67.9% y.o.y, corresponding to an EBITDA margin of 34.5%.

PT Multimedia's financial statements have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Financial Highlights

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q
Operating Revenues	176.4	163.5	7.9%	194.8	(9.5%)
Pay TV and Broadband Internet	117.4	102.4	14.7%	117.2	0.2%
Operating Costs excluding D&A	134.2	136.1	(1.4%)	151.0	(11.1%)
Pay TV and Broadband Internet	76.9	78.2	(1.7%)	77.5	(0.8%)
EBITDA (1)	42.1	27.4	53.9%	43.8	(3.8%)
Pay TV and Broadband Internet	40.5	24.1	67.9%	39.7	2.0%
Operating Income	28.4	10.7	164.9%	28.2	0.6%
Net Income	15.7	0.9	n.m.	21.9	(28.1%)
Capex	9.9	15.9	(37.5%)	18.3	(45.8%)
Capex as % of Revenues (%)	5.6	9.7	(4.1 p.p.)	9.4	(3.8 p.p.)
EBITDA minus Capex	32.2	11.5	180.4%	25.5	26.5%
Net Debt	52.1	104.3	(50.1%)	65.5	(20.5%)
EBITDA Margin (2) (%)	23.9	16.7	7.2 p.p.	22.5	1.4 p.p.
Pay TV and Broadband Internet	34.5	23.6	10.9 p.p.	33.9	0.6 p.p.
Net Debt to EBITDA (x)	0.3	1.0	(0.6x)	0.4	(0.1x)
EBITDA Cover (x)	47.6	22.5	25.2x	56.1	(8.5x)

(1) EBITDA = Operating Income + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

- Operating revenues increased by 7.9% y.o.y in the first quarter of 2004 to Euro 176.4 million.

- Pay TV and Broadband Internet operating revenues increased by 14.7% y.o.y in the first quarter of 2004 to Euro117.4 million, representing 66.6% of PT Multimedia consolidated revenues. The Pay TV and Broadband Internet division was the main growth driver of PT Multimedia, underpinned by the expansion of its customer base and the take-up of premium channels and broadband Internet.

- EBITDA increased by 53.9% y.o.y in the first quarter of 2004 to Euro 42.1 million.

- Consolidated EBITDA margin in the first quarter of 2004 rose by 7.2 p.p. y.o.y to 23.9%. Over the fourth quarter of 2003, consolidated EBITDA margin improved by 1.4 p.p., as result of margin expansion in the Pay TV and Broadband Internet business. Pay TV and Broadband Internet EBITDA margin reached 34.5% in the first quarter of 2004.

- Operating income more than doubled in the first quarter of 2004 when compared to the same period of last year, reaching Euro 28.4 million. Operating margin improved by 9.6 p.p. y.o.y to 16.1%.

- Net income totalled Euro 15.7 million in the first quarter of 2004, compared to Euro 0.9 million in the first quarter of 2003.

- Capex fell by 37.5% y.o.y in the first quarter of 2004 to Euro 9.9 million, equivalent to 5.6% of revenues, a 4.1 p.p. decrease over the first quarter of 2003.

- EBITDA minus Capex almost tripled in the first quarter of 2004 when compared to the same period of last year, reaching Euro 32.2 million, equivalent to 18.3% of operating revenues.

- At the end of the first quarter of 2004, PT Multimedia's net debt amounted to Euro 52.1 million, a reduction of Euro 13.4 million from the end of 2003. During the quarter investment in working capital was Euro 13.7 million, which was mainly explained by a 14.5 million payment to Sony regarding the termination of its commercial relationship with PT Multimedia in the areas of videogames and video.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	1Q04	1Q03	y.o.y	4Q03	q.o.q
Pay TV and Broadband Internet					
Homes Passed ('000)	2,495	2,405	3.8%	2,472	0.9%
Bi-directional (Broadband Enabled)	2,247	2,084	7.8%	2,221	1.2%
Pay-TV Customers (1,2) ('000)	1,466	1,346	8.9%	1,442	1.7%
Cable	1,111	1,038	7.0%	1,094	1.6%
DTH	355	308	15.3%	348	1.9%
Net Additions ('000)	24	39	(37.9%)	40	(39.2%)
Cable	17	21	(18.4%)	21	(17.8%)
DTH	7	18	(61.4%)	19	(63.5%)
Churn (%)	14.6%	13.5%	1.1 p.p.	15.3%	(0.7 p.p)
Premium Customers (1) ('000)	1,098	968	13.4%	1,099	(0.1%)
Penetration Rate of Cable (%)	48.9%	47.6%	1.3 p.p.	48.6%	0.3 p.p.
Pay to Basic Ratio (%)	74.9%	71.9%	3.0 p.p.	76.2%	(1.3 p.p)
Cable Broadband Accesses ('000)	250	162	54.0%	230	8.5%
Net Additions	20	22	(10.6%)	28	(29.1%)
Penetration of Cable Broadband (%)	22.5%	15.6%	6.9 p.p.	21.1%	1.4 p.p.
Blended ARPU (Euro)	24.70	23.35	5.8%	24.62	0.3%
Pay-TV ARPU	20.27	19.83	2.2%	20.37	(0.5%)
Cable Internet ARPU	26.42	30.59	(13.6%)	27.47	(3.8%)
Audiovisuals					
Tickets Sold ('000)	2,840	2,234	27.1%	1,959	44.9%
Average Attendance Rates (%)	17.7%	24.3%	(6.6 p.p)	16.3%	1.4 p.p.
Media					
Average Paid Circulation (3) ('000)					
Jornal de Notícias	127.5	106.6	19.6%	97.7	30.5%
Diário de Noticias	43.0	51.9	(17.0%)	41.3	4.1%
24 Horas	50.8	50.4	0.9%	43.2	17.7%
Advertising Revenues					
Newspaper Advert. Revenues (Euro mn)	16.4	14.6	12.8%	21.5	(23.6%)
Cable Advertising Revenues (Euro mn)	3.9	2.8	41.0%	5.2	(24.4%)

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different techonogies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3) Source: APTC and PT Multimedia since January 2004.

Pay TV and Broadband Internet

- Pay TV net additions totalled 24 thousand in the first quarter of 2004, with total Pay TV costumers rising by 8.9% y.oy to 1,466 thousand (1,111 thousand in cable services, 335 thousand in satellite).
- The number of premium services subscriptions increased by 13.4% y.o.y to 1,098 thousand. In the first quarter of 2004, net additions of PT Multimedia's premium sports channel, Sport TV, totalled 12 thousand, compared to the 9 thousand net additions registered in the fourth quarter of 2003. This increase reflects the positive impact of measures recently implemented to increase security levels and the degree of control over access to services. The slight decrease registered in the number of other premium channels subscriptions over the fourth quarter of 2003 was essentially due to the end of some "try & buy" promotions.
- In the first quarter of 2004, PT Multimedia prepared the improvement of its basic and premium packages. In April, the Discovery Channel, with a programming grid specifically aimed at the

Portuguese public, including content produced in Portugal, was re-launched as part of PT Multimedia's basic package. During 2004, PT Multimedia expects to further improve its basic package with the launch of international channels of renowned quality, as well as increase the level of Portuguese content in the grid. Furthermore, Lusomundo Action, the newest premium cinema channel exclusively dedicated to the action genre, was launched in April. This new channel fits into PT Multimedia's strategy of increasing Pay-TV service segmentation, thereby meeting the diverse needs of its client base.

- In the first quarter of 2004, the efforts to digitalise Pay TV services continued, with net addition of set-top-boxes enabled for digital services reaching 30 thousand in the first quarter of 2004. At the end of March 2004, PT Multimedia had over 240 thousand set-top-boxes enabled for digital services. The Request For Proposal, launched in September of 2003, for the supply of new set-top-boxes is in its final phase, while negotiations are simultaneously being carried out with foreign content suppliers, in order to reinforce digital services. PT Multimedia aims to stimulate the migration of its clients from analogue services to digital by offering a greater selection of content and services.
- At the end of first quarter of 2004, broadband Internet subscribers totalled 250 thousand, an increase of 54.0% y.o.y. Broadband Internet net additions reached 20 thousand in the first quarter of 2004.
- Blended ARPU in the first quarter of 2004 totalled Euro 24.7 an increase of 5.8% y.o.y, due to greater penetration in Premium services and broadband Internet.

Audiovisuals

- In the first quarter of 2004, PT Multimedia opened a new cinema in Santa Maria da Feira, and closed the Mundial cinema in Lisbon and the Santo António cinema in Guimarães, each with three theatres. PT Multimedia's cinema circuit currently totals 142 theatres with 25,193 seats.
- The number of cinema tickets sold in Portugal in the first quarter 2004 totalled 2.8 million. This number includes an extra month of Warner Lusomundo's activity (March 2004) relative to the first quarter of 2003, in order to reconcile Warner Lusomudo's accounting calendar (November year end) with that of PT Multimedia (December year end). Excluding tickets sold by Warner Lusomundo in March of 2004, ticket sales amounted to 2.3 million, an increase of 2.9% y.o.y, primarily due to an increase in the number of multiplexes when compared to 2003 (Odivelas and Montijo multiplexes were opened in April of 2003). Ticket sales were affected by additional competition, particularly in the Lisbon metropolitan area, and by a lower number of blockbusters launched in this quarter. Furthermore, movie exhibition, as well as Video distribution, has also been negatively affected by increasing DVD piracy.
- In the first quarter of 2003, PT Multimedia distributed 24 movies, seven more than in the first quarter of 2003. Among the films launched were "Cold Mountain", "Haunted Mansion", "Cold Creek Manor", and the blockbuster "The Passion of the Christ".

Media

- PT Multimedia's advertising market share in daily press increased by 0.1 p.p. in the first quarter when compared to the average advertising market share in 2003. PT Multimedia newspapers accounted for 53.4% of all daily newspaper advertising investment, up from 53.3% in 2003 (source: Scanpress).
- In the first quarter of 2004, PT Multimedia continued to promote the sale or offering of promotional items, such as DVDs and CDs, in order to stimulate circulation. These initiatives had the desired effect, with Jornal de Notícias and 24 Horas reaching record levels of sales.

- Jornal de Notícias presented a robust performance, with an average paid circulation of 127.5 thousand copies per day in the first quarter of 2004, an increase of 19.6% y.o.y.
- Diário de Notícias registered an average paid circulation of 43.0 thousand copies per day in the first quarter of 2004, a 4.1% increase over the fourth quarter of 2003, putting a stop to the decrease tendency of the last semester of 2003.
- 24 Horas reached average daily circulation of 50.8 thousand copies in the first quarter of 2004, representing an increase of 0.9% y.o.y. In March 2004, average daily circulation rose to 56.7 thousand copies, due in part to the promotional chess game, "The Ocean's Treasure".

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q
Operating Revenues	**176.4**	**163.5**	**7.9%**	**194.8**	**(9.5%)**
Services Rendered	148.0	127.6	16.0%	148.5	(0.4%)
Sales and Other	28.4	35.9	(20.9%)	46.3	(38.6%)
Operating Costs excluding D&A	**134.2**	**136.1**	**(1.4%)**	**151.0**	**(11.1%)**
Wages and Salaries	21.5	20.8	3.3%	22.0	(2.2%)
Pensions and Other Benefits	0.2	0.3	(20.7%)	0.3	(28.6%)
Costs of Telecommunications	6.5	6.0	8.1%	6.4	1.1%
Subsidies	(0.1)	(0.1)	(24.3%)	(0.0)	n.m.
Programming Costs	30.4	32.1	(5.5%)	31.8	(4.5%)
Maintenance and Repairs	3.5	3.0	15.7%	5.8	(40.6%)
Own Work Capitalised	(0.2)	(0.2)	0.9%	(0.3)	(29.1%)
Raw Materials and Consumables	6.0	4.6	30.5%	7.1	(15.4%)
Costs of Products Sold	7.8	13.8	(43.8%)	25.1	(69.1%)
Marketing and Publicity	7.7	6.3	21.9%	7.7	(0.4%)
Other General and Administrative	50.0	44.9	11.2%	48.3	3.4%
Provision for Doubtful Receivables	2.2	5.3	(59.0%)	1.1	103.2%
Other Net Operating Income	(1.7)	(1.2)	46.0%	(5.5)	(68.9%)
Taxes Other than Income Taxes	0.6	0.4	45.6%	1.1	(43.2%)
EBITDA	**42.1**	**27.4**	**53.9%**	**43.8**	**(3.8%)**
Depreciation and Amortisation	13.8	16.7	(17.3%)	15.6	(11.7%)
Operating Income	**28.4**	**10.7**	**164.9%**	**28.2**	**0.6%**
Other Income (Expenses)	**(5.4)**	**(5.4)**	**(0.5%)**	**(17.2)**	**68.9%**
Net Interest Expenses	(0.9)	(1.2)	27.4%	(0.8)	(13.5%)
Net Other Financial Expenses (Income)	(0.6)	0.0	n.m.	(0.0)	n.m.
Equity in Earnings (Losses) of Affiliates	0.6	(0.7)	n.m.	(2.3)	n.m.
Goodwill Amortization	(3.4)	(3.4)	(1.5%)	(3.3)	(3.4%)
Gains (Losses) on Disp. of Fixed Assets	(0.0)	0.0	n.m.	(4.3)	99.3%
Other Non-Oper. Income (Losses), Net	(1.0)	(0.2)	(407.3%)	(6.5)	84.0%
Income before Income Taxes	**23.0**	**5.3**	**332.8%**	**11.0**	**109.8%**
Provision for Income Taxes	(6.9)	(3.8)	81.2%	10.0	n.m.
Losses (Income) Applic. to Min. Interests	(0.4)	(0.6)	(37.8%)	0.9	n.m.
Consolidated Net Income	**15.7**	**0.9**	**n.m.**	**21.9**	**(28.1%)**

Consolidated Operating Revenues

Consolidated operating revenues rose by 7.9% y.o.y in the first quarter of 2004 to Euro 176.4 million. The Pay TV and Broadband Internet division was the main growth driver of PT Multimedia, underpinned by the expansion of its customer base and the take-up of premium channels and broadband Internet. Operating revenues in the Pay TV and Broadband Internet division increased by 14.7% y.o.y in the first quarter of 2004 to Euro 117.4 million.

Audiovisuals operating revenues fell by 3.8% y.o.y in the first quarter of 2004 to Euro 26.5 million. This decline is explained by lower revenues from video (due to the lack of best selling movie titles in the quarter and a reduction in DVD retail sales prices) and videogames sales (caused by high stock levels accumulated by retailers at the end of 2003), which negatively offset the increase in revenues from cinema exhibition, film distribution and exhibition rights.

Operating revenues in the Media division increased by 0.9% y.o.y in the first quarter of 2004 to Euro 35.1 million, with the increase in revenues from advertising (+12.8%) and circulation (+4.4%) being offset by a decrease in revenues from complementary products and by the disposal of the publishing division.

Table 4 – Consolidated Operating Revenues

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	4Q03	q.o.q
Pay TV and Broadband Internet	117.4	102.4	14.7%	66.6%	117.2	0.2%
Audiovisuals	26.5	27.5	(3.8%)	15.0%	40.3	(34.3%)
Media	35.1	34.8	0.9%	19.9%	39.3	(10.6%)
Other and Eliminations	(2.7)	(1.2)	(130.4%)	(1.5%)	(2.1)	(29.5%)
Total Operating Revenues	**176.4**	**163.5**	**7.9%**	**100.0%**	**194.8**	**(9.5%)**

In the first quarter of 2004, Pay TV and Broadband Internet revenues accounted for 66.6% of consolidated operating revenues, while Audiovisuals and Media revenues represented 15.0% and 19.9% respectively.

EBITDA

EBITDA increased by 53.9% y.o.y in the first quarter of 2004 to Euro 42.1 million. First quarter EBITDA margin reached 23.9%, an improvement of 7.2 p.p. y.o.y. Over the fourth quarter of 2003, EBITDA margin improved by 1.4 p.p..

Table 5 – EBITDA by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 Margin	4Q03	q.o.q	4Q03 Margin
Pay TV and Broadband Internet	40.5	24.1	67.9%	96.2%	34.5	39.7	5.7%	33.9
Audiovisuals	3.3	5.0	(33.7%)	7.9%	12.6	2.8	2.7%	7.0
Media	0.5	(0.1)	n.m.	1.2%	1.4	5.4	(7.4%)	13.8
Other	(2.2)	(1.7)	(27.8%)	(5.2%)	n.m.	(4.2)	17.6%	n.m.
Total EBITDA	**42.1**	**27.4**	**53.9%**	**100.0%**		**43.8**	**(3.8%)**	
EBITDA Margin (%)	23.9	16.7	7.2 p.p.			22.5	1.4 p.p.	

The improvement in consolidated EBITDA and EBITDA margin was achieved on the back of strong performance in the Pay TV and Broadband Internet business, underpinned by a sustained increase in revenue coupled with rigorous cost control across the board. Pay TV and Broadband Internet EBITDA

margin continues to expand, reaching 34.5% at the end of March 2004, an increase of 10.9 p.p. y.o.y and an improvement of 0.6 p.p. over the fourth quarter of 2003.

In the first quarter of 2004, the Pay TV and Broadband Internet business accounted for 96.2% of consolidated EBITDA, while Audiovisuals and Media represented 7.9% and 1.2% respectively.

Net Income

Net income amounted to Euro 15.7 million in the first quarter of 2004, up from Euro 0.9 million in the first quarter of 2003.

Net interest expenses totalled Euro 0.9 million, a decrease of Euro 0.3 million over the first quarter of 2003, as a result of the reduction in net debt from Euro 104.3 million as at 31 March 2003 to Euro 52.1 million as at 31 March 2004.

Goodwill amortisation amounted to Euro 3.4 million in the first quarter of 2004. This caption mainly included amortisation related to investments in Audiovisuals assets (Euro 1.5 million) and Media assets (Euro 1.9 million).

Equity accounting of earnings of affiliated companies amounted to Euro 0.6 million in the first quarter of 2004. This value includes prior year adjustments of Euro 1.1 million. Excluding these adjustments, affiliated companies would have contributed with a loss of Euro 0.5 million, which represents an improvement from a loss of Euro 0.7 million booked in the first quarter of 2003, essentially due to the improved performance of Sport TV and Lisboa TV (Sic Notícias).

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 % Rev.	4Q03	q.o.q	4Q03 % Rev.
Pay TV and Broadband Internet	8.9	12.8	(30.2%)	90.0%	7.6%	12.2	(27.0%)	10.4%
Audiovisuals	0.4	2.0	(78.4%)	4.4%	1.7%	3.1	(85.8%)	7.7%
Media	0.5	0.9	(49.1%)	4.8%	1.4%	2.6	(81.9%)	6.7%
Other	0.1	0.1	(26.7%)	0.8%	n.m.	0.4	(79.1%)	n.m.
Total Capex	**9.9**	**15.9**	**(37.5%)**	**100.0%**	**5.6%**	**18.3**	**(45.8%)**	**9.4%**

PT Multimedia's Capex in the first quarter of 2004 reached Euro 9.9 million, decreasing by 37.5% y.o.y. Capex as a percentage of revenues decreased from 9.7% in the first quarter of 2003 to 5.6% in the first quarter of 2004. The reduction in Capex was achieved through a decrease in network spending, as cable rollout is almost complete, and a decline in equipment prices, such as cable modems and digital set-top-boxes.

Capex in the Pay TV and Broadband Internet business amounted to Euro 8.9 million in the first quarter of 2004, a 30.2% reduction over the same period last year, resulting in a Capex to sales ratio of 7.6%, compared to 12.5% in the first quarter of 2003. As the cable network rollout is almost complete, approximately 60% of investment in the first quarter was made in the client network, such as terminal

equipment, including digital satellite receivers, digital set-top-boxes for Pay-TV premium channel reception, and cable modems for the broadband service.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 % Rev.	4Q03	q.o.q	4Q03 % Rev.
Pay TV and Broadband Internet	31.6	11.3	178.7%	98.1%	26.9%	27.5	15.0%	23.4%
Audiovisuals	2.9	3.0	(3.3%)	9.0%	11.0%	(0.3)	n.m.	(0.7%)
Media	0.0	(1.0)	n.m.	0.0%	0.0%	2.8	(99.5%)	7.1%
Other	(2.3)	(1.8)	(24.7%)	(7.1%)	n.m.	(4.5)	49.6%	n.m.
Total	**32.2**	11.5	**180.4%**	**100.0%**	**18.3%**	**25.5**	**(3.8%)**	**13.1%**

EBITDA minus Capex almost tripled in the first quarter of 2004 when compared to the same period of last year, reaching Euro 32.2 million, equivalent to 18.3% of operating revenues. The increase in EBITDA minus Capex was mainly due to the performance of the Pay TV and Broadband Internet division, which experienced strong growth in EBITDA combined with Capex rationalisation.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	31 March 2004	31 December 2003
Current Assets	277.7	299.3
Cash and Cash Equivalents	22.7	25.6
Accounts Receivable-Trade, Net	102.3	112.9
Accounts Receivable-Other, Net	48.6	47.6
Inventories, Net	13.2	15.6
Prepaid Expenses and Other Current Assets	17.3	18.2
Deferred Taxes	73.5	79.3
Investments, Net	61.6	59.2
Fixed Assets, Net	289.4	295.1
Intangible Assets, Net	30.6	31.8
Goodwill, Net	211.7	215.3
Total Assets	**871.1**	**900.7**
Current Liabilities	265.0	295.2
Short Term Debt	5.1	6.5
Accounts Payable-Trade	139.5	167.0
Accounts Payable-Other	33.7	33.1
Accrued Expenses	59.0	59.4
Taxes Payable	16.3	19.2
Deferred Income	6.6	5.6
Deferred Taxes	4.8	4.6
Medium and Long Term Debt	78.2	78.2
Other Non-Current Liabilities	123.3	125.9
Total Liabilities	**466.5**	**499.3**
Minority Interests	**9.9**	**9.8**
Total Shareholders' Equity	**394.6**	**391.5**
Total Liabilities, Minorities and Shareholders' Equity	**871.1**	**900.7**

PT Multimedia's equity to total assets ratio increased to 45.3% as at 31 March 2004 from 43.5% as at 31 December 2003, while the net debt to total assets ratio decreased from 7.3% at year-end 2003 to 6.0% at the end of March, 2004. As at 31 March 2004, goodwill represented 24.3% of total assets.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Euro million	31 March 2004	31 December 2003	Δ q.o.q	q.o.q
Short Term	**5.1**	**21.5**	**(16.4)**	**(76.4%)**
Medium and Long Term	**78.2**	**78.2**	**0.0**	**0.0%**
Shareholder Loans	67.3	67.3	0.0	0.0%
Commercial Paper	10.9	10.9	0.0	0.4%
Total Indebtedness	**83.3**	**99.6**	**(16.4)**	**(16.4%)**
Cash and Cash Equivalents	31.2	34.1	(3.0)	(8.7%)
Net Debt	**52.1**	**65.5**	**(13.4)**	**(20.5%)**

As at 31 March 2004, total indebtedness was Euro 83.3 million, of which 93.9% was medium and long term. As at 31 March 2004, 80.8% of total indebtedness was in the form of shareholder loans granted by Portugal Telecom.

Adjusting for cash and cash equivalents as at 31 March 2004, net debt stood at Euro 52.1 million, a decrease of Euro 13.4 million compared to 31 December 2003. This reduction was achieved by using part of the Euro 32.2 million cash flow generated in the quarter. From the remaining cash flow, Euro 13.7 million was invested in working capital, mainly for the payment of Euro 14.5 million to Sony, in connection with the termination of videos and videogames supply contracts.

As at 31 March 2004, PT Multimedia's net debt to EBITDA ratio was 0.3 times and EBITDA cover was 47.6 times.

Shareholders' Equity

As at 31 March 2004, shareholders' equity amounted to Euro 394.6 million, an increase of Euro 3.1 million from the end of last year, resulting from the net income generated during the period of Euro15.7 million, which was partially offset by the decrease in shareholders' equity as a result of the Euro 12.6 million dividends for the year ended 31 December 2003.

8. PAY TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay-TV and Broadband Internet Income Statement

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q
Operating Revenues	**117.4**	**102.4**	**14.7%**	**117.2**	**0.2%**
Pay TV	89.9	80.6	11.5%	87.9	2.2%
Broadband	19.4	14.6	33.3%	18.2	6.6%
Advertising	3.9	2.8	41.0%	5.2	(24.4%)
Other	4.3	4.4	(3.8%)	5.9	(28.0%)
Operating Costs excluding D&A	**76.9**	**78.2**	**(1.7%)**	**77.5**	**(0.8%)**
Wages and Salaries	6.8	7.3	(5.9%)	7.4	(7.2%)
Costs of Telecommunications	6.5	6.0	8.1%	6.4	1.1%
Programming Costs	30.4	32.1	(5.5%)	31.8	(4.5%)
Maintenance and Repairs	3.0	2.4	23.1%	5.0	(41.2%)
Marketing and Publicity	2.4	1.3	88.9%	2.9	(17.3%)
Other General & Administrative	26.2	22.6	15.8%	23.4	11.9%
Costs of Products Sold	1.7	1.9	(10.0%)	3.5	(49.9%)
Provisions	0.9	4.5	(79.8%)	0.8	16.7%
Taxes Other than Income Taxes	0.4	0.2	81.3%	0.5	(16.4%)
Other Net Operating Income	(1.4)	(0.2)	n.m.	(4.1)	66.3%
EBITDA	**40.5**	**24.1**	**67.9%**	**39.7**	**2.0%**
Depreciation and Amortisation	9.6	13.0	(26.2%)	10.7	(10.0%)
Operating Income	**30.9**	**11.1**	**178.5%**	**29.0**	**6.5%**
EBITDA Margin	34.5	23.6	10.9 p.p.	33.9	0.6 p.p.
Capex	8.9	12.8	(30.2%)	12.2	(27.0%)
Capex as % of Revenues	7.6	12.5	(4.9 p.p.)	10.4	(2.8 p.p.)

Operating revenues in Pay TV and Broadband Internet amounted to Euro 117.4 million in the first quarter of 2004, an increase of 14.7% y.o.y, as a result of sustained revenue growth from Pay-TV, broadband Internet and advertising.

Pay TV revenues amounted to Euro 89.9 million, an increase of 11.5% y.o.y, as a result of the 8.9% y.o.y increase in the client base coupled with a 2.2% y.o.y increase in ARPU, due to greater penetration of premium services.

Broadband Internet revenues totalled Euro 19.4 million an increase of 33.3% y.o.y, due to robust growth in the number of accesses, despite some natural erosion in ARPU as penetration increases.

Advertising revenues amounted to Euro 3.9 million, an increase of 41.0% y.o.y, due to progressive increases in Pay TV audience levels.

EBITDA rose by 67.9% y.o.y in the first quarter of 2004 to Euro 40.5 million, equivalent to a margin of 34.5%, an improvement of 10.9 p.p. y.o.y. Additionally, EBITDA and EBITDA margin grew sequentially, increasing by 2.0% and 0.6 p.p. respectively, when compared to the fourth quarter of 2003.

Margin performance reflects the significant growth of Pay TV and broadband Internet revenues, as well as the cost rationalisation programme undertaken. Programming costs decreased by 5.5% y.o.y, as a result of the substitution of Telecine premium movie channels by those of Lusomundo in June 2003 and the renegotiation of other programming contracts. Personnel costs decreased by 5.9% y.o.y, as a result of the integration of regional structures into a single legal entity and the reduction in staff levels during 2003.

Pay TV and Broadband Internet Capex amounted to Euro 8.9 million, a 30.2% reduction over the same period of last year, resulting in a Capex to sales ratio of 7.6%, which compares to 12.5% in the first quarter of 2003. As the cable network rollout is almost complete, approximately 60% of investment in the first quarter of 2004 was made in the client network, such as in terminal equipment, including digital satellite receivers, digital set-top-boxes for Pay TV premium channel reception, and cable modems for the broadband service.

The reduction of Capex reflects a decrease in network spending, as cable rollout is almost complete, and a decline in equipment prices, namely cable modems and digital set-top-boxes.

9. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q.
Operating Revenues	**26.5**	**27.5**	**(3.8%)**	**40.3**	**(34.3%)**
Theatrical Exhibition	15.5	11.8	31.9%	10.4	48.3%
Film Distribution	1.7	1.5	14.1%	2.2	(21.4%)
Exhibition Rights	1.2	0.1	n.m.	1.8	(34.0%)
Video	6.3	9.5	(33.6%)	10.2	(38.3%)
Videogames	1.4	4.6	(70.0%)	15.7	(91.2%)
Other	0.3	0.1	374.0%	-0.1	n.m.
Operating Costs excluding D&A	**23.1**	**22.5**	**2.9%**	**37.5**	**(38.3%)**
Costs of Products Sold	4.1	8.2	(50.6%)	18.5	(78.1%)
External Services and Supplies	16.7	12.9	29.6%	18.2	(8.0%)
Wages and Salaries	2.6	2.1	23.9%	2.7	(0.9%)
Provisions	(0.0)	0.6	(106.0%)	(0.5)	(92.6%)
Other Net Operating Income	(0.3)	(1.4)	(79.6%)	(1.4)	(79.8%)
EBITDA	**3.3**	**5.0**	**(33.7%)**	**2.8**	**17.8%**
Depreciation and Amortisation	2.0	1.8	11.9%	3.0	(34.0%)
Operating Income	**1.3**	**3.3**	**(58.7%)**	**(0.2)**	**n.m.**
EBITDA Margin	12.6	18.3	(5.7 p.p.)	7.0	5.6 p.p.
Capex	0.4	2.0	(78.4%)	3.1	(85.8%)
Capex as % of Revenues	1.7	7.4	(5.7 p.p.)	7.7	(6.0 p.p.)

In the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment implied that four months of Warner Lusomundo's activity (from December of 2003 to March of 2004) were incorporated into first quarter 2004 results, while first quarter 2003 results reflect Warner Lusomundo's activity from December 2002 to February 2003.

Audiovisuals operating revenues amounted to Euro 26.5 million in the first quarter of 2004, a decrease of 3.8% y.o.y. Excluding Warner Lusomundo March 2004 revenues, audiovisuals revenues amounted to Euro 23.6 million, a decrease of 14.2% y.o.y primarily due to a decrease in video and videogames sales.

Cinema exhibition revenues, excluding Warner Lusomundo 2004 March revenues, amounted to Euro 12.6 million, growing by 7.6% y.o.y on the back of an increase in the number of multiplexes when compared to 2003 (Odivelas and Montijo multiplexes were opened in April of 2003), as well as higher ticket prices.

Film distribution revenues were up by 14.1% y.o.y in the first quarter of 2004, primarily due to the success of the blockbuster "The Passion of the Christ", and other films such as "Cold Mountain", "Haunted

Mansion" and "Cold Creek Manor". Revenues also benefited from the success of "Finding Nemo" and "Mona Lisa Smile" that were launched at the end of 2003 and continued to be exhibited in the first quarter of 2004.

Video revenues decreased by 33.6% y.o.y in the first quarter of 2004. This was primarily due to the lack of best selling movie titles in the quarter, although "Pirates of the Caribbean" and "Lion King 3" were launched successfully. Performance of this segment was also affected by reductions in the retail sales price of DVDs and increased DVD piracy.

Videogames registered a 70% y.o.y. drop in revenues, reflecting the high stock levels accumulated by retailers at the end of 2003.

Audioviual's EBITDA totalled Euro 3.3 million (Euro 3.0 million excluding Warner Lusomundo's March 2004 EBITDA), a decrease of 33.7% y.o.y. This drop is primarily due to a decrease in profitability in the video segment, due to the reduction in DVD retail sales prices resulting from the promotional sale of DVD collections by major daily newspapers and an increase in DVD piracy, which led to an increase in promotional campaigns and marketing costs.

Capex in the Audiovisual business totalled Euro 0.4 million in the first quarter of 2004, Euro 1.4 million less than in the same period of last year and equivalent to 1.7% of revenues. Despite this reduction in Capex, EBITDA minus Capex decreased from Euro 3.0 million in the first quarter of 2003 to Euro 2.9 million in the first quarter of 2004.

10. MEDIA BUSINESS

Table 12 – Media Income Statement

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q
Operating Revenues	**35.1**	**34.8**	**0.9%**	**39.3**	**(10.6%)**
Advertising	16.4	14.6	12.8%	21.5	(23.6%)
Copies Sold	11.1	10.6	4.4%	9.1	20.9%
Complementary Products	6.7	7.4	(9.2%)	7.6	(11.6%)
Other	0.9	2.2	(59.3%)	1.0	(12.1%)
Operating Costs excluding D&A	**34.6**	**34.9**	**(0.7%)**	**33.9**	**2.2%**
Costs of Products Sold	4.3	5.2	(16.6%)	5.4	(20.3%)
Raw Materials and Consumables	4.8	4.4	8.1%	5.5	(12.8%)
External Services and Supplies	13.7	14.3	(4.3%)	11.8	15.4%
Wages and Salaries	10.5	10.5	0.6%	10.2	3.0%
Provisions	1.3	0.5	182.5%	0.9	52.4%
Other Net Operating Income	0.0	0.1	(44.6%)	0.1	n.m.
EBITDA	**0.5**	**(0.1)**	**n.m.**	**5.4**	**(91.0%)**
Depreciation and Amortisation	1.8	1.6	17.0%	2.0	(10.7%)
Operating Income	**(1.3)**	**(1.6)**	**18.3%**	**3.4**	**n.m.**
EBITDA Margin	1.4	(0.2)	1.6 p.p.	13.8	(12.4 p.p.)
Capex	0.5	0.9	(49.1%)	2.6	(81.9%)
Capex as % of Revenues	1.4	2.7	(1.3 p.p.)	6.7	(5.3 p.p.)

Operating revenues grew 0.9% y.o.y to Euro 35.1 million at the end of March 2004. Media advertising revenues increased by 12.8% y.o.y in the first quarter of 2004, reflecting a recovery in the advertising market starting in the fourth quarter of 2003. Newspaper and magazine sales rose by 4.4% y.o.y, as a

result of an increase in paid circulation both in Jornal de Notícias and in 24 Horas. However, the growth in advertising and circulation revenues was negatively offset by a 9.2% drop in revenues associated with the sale of promotional products, and by the decrease of other revenue due to the disposal of the publishing division.

EBITDA amounted to Euro 0.5 million in the first quarter of 2004, an improvement of Euro 0.6 million over the same period of last year, primarily due to an increase in advertising revenue. When compared to the first quarter 2003, EBITDA was negatively impacted in the first quarter of 2004 by a Euro 0.8 million increase in provisions, due to the adoption of a more conservative accounting policy with regards to provisions for inventories as of the second half of 2003.

Capex in the Media business was reduced by 49.1% y.o.y in the first quarter of 2004 to Euro 0.5 million, equivalent to 1.4% of revenues. EBITDA minus Capex was approximately zero, an improvement when compared to the negative Euro 1.0 million registered in the first quarter of 2003.

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.